SERIES 1C NOTE PURCHASE AGREEMENT

This SERIES 1C NOTE PURCHASE AGREEMENT (this "**Agreement**") is made as of [EFFECTIVE DATE] (the "**Effective Date**"), by and among Strada Media, Incorporated, a Delaware corporation (the "**Company**"), and the undersigned lenders (each, a "**Lender**" and collectively, the "**Lenders**"). Capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed to them in **Section 1** below.

WHEREAS, the Lenders intend to provide certain Consideration to the Company as described herein; and

WHEREAS, the parties wish to provide for the sale and issuance of the Notes in return for the Consideration to the Company.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1. Definitions.

   a. "**Company Notes**" shall mean, collectively, the Series 1A Convertible Promissory Notes issued by the Company, the Series 1B Convertible Promissory Notes issued by the Company, and the Series 1C Convertible Promissory Notes issued by the Company.

   b. "**Consideration**" shall mean the amount paid by each Lender pursuant to this Agreement, as set forth on **Schedule A**.

   c. "**Conversion Shares**" shall mean shares of the Company's Preferred Stock issued in the Next Equity Financing into which the Notes automatically convert pursuant to **Section 2.2(a)**.

   d. "**Conversion Price**" shall mean the lower of (i) 80% of the price paid per share for shares of Preferred Stock by the investors in the Next Equity Financing and (ii) the amount obtained by dividing (A) $20,000,000 by (B) the number of shares of the Company's capital stock outstanding immediately prior to the Next Equity Financing (assuming full conversion and exercise of all convertible and exercisable securities then outstanding (including other outstanding convertible promissory notes of the Company but excluding the Company Notes), and including any shares reserved for future issuance pursuant to an equity incentive plan).

   e. "**Initial Public Offering**" shall mean the closing of the issuance and sale of shares of equity securities of the Company in the Company's first underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "**Act**").

   f. "**Majority**" shall mean a majority of the principal amount under all Company Notes then outstanding.

   g. "**Maturity Date**" shall mean June 30, 2027.

h. "**Next Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Preferred Stock following the date of this Agreement from which the Company receives gross proceeds of not less than $3,000,000.00 (excluding the aggregate amount of the Company Notes or any other debt securities converted into Preferred Stock upon such financing).

i. "**Notes**" shall mean the Series 1C convertible promissory notes issued to the Lenders pursuant to **Section 2.1** below, the form of which is attached hereto as **Exhibit A**.

2. Amount and Terms of the Notes.

2.1. Issuance of Notes. In return for the Consideration paid by each Lender, the Company shall sell and issue to such Lender a Note. Each Note shall have a principal balance equal to the Consideration. The Note shall be convertible into Conversion Shares pursuant to **Section 2.2** below.

2.2. Right to Convert Note.

a. Next Equity Financing. The principal and unpaid accrued interest of the Notes will be automatically converted into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares to be issued upon such conversion of each Note shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest on the Note to be converted by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Notes shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Next Equity Financing (with appropriate changes made for liquidation preference, dividend rates, etc., based on the discounted nature of the Conversion Price versus the price paid in the Next Equity Financing).

b. No Fractional Shares. Upon the conversion of the Notes into Conversion Shares, in lieu of any fractional shares to which the holder of a Note would otherwise be entitled, the Company shall pay the Note holder cash equal to such fraction multiplied by the Conversion Price.

c. Mechanics of Conversion. The Company shall not be required to issue or deliver the Conversion Shares until the Note holder has surrendered the Note to the Company. Such conversion may be made contingent upon the closing of the Next Equity Financing.

2.3 Series of Notes. Each Note issued hereunder is part of a series of notes issued by the Company and the intention is that each Company Note shall be on a pro rata pari passu basis with respect to payments and other rights.

3. Closing.

3.1. Closing. Subject to **Section 3.2** below, the closing of the sale and purchase of the Note pursuant to this Agreement (the "**Closing**") shall take place through Wefunder Portal

within five (5) business days after the offering deadline as listed in Strada's official Form C, which is filed with the Securities and Exchange Commission (the "**Form C**").

3.2. Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

3.2.1. prior to the offering deadline, as listed in the Form C, the Company shall have received aggregate subscriptions in an aggregate investment amount of at least $50,000.00 (the "**Target Offering Amount**");

3.2.2. at the time of the Closing, the Company shall have received into the escrow account established with Wefunder Portal and the escrow agent in cleared funds, and is accepting, subscriptions having an aggregate investment amount of at least the Target Offering Amount;

3.2.3. the representations and warranties of the Company contained in Section 4 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Lenders as of the Effective Date that:

4.1. Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted.

4.2. Authorization. Except for the authorization and issuance of the shares issuable in connection with the Next Equity Financing, all corporate action has been taken on the part of the Company necessary for the authorization, execution and delivery of this Agreement and the Notes. Except as may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Agreement and the Notes the valid and enforceable obligations they purport to be.

4.3. Compliance with Other Instruments. Neither the authorization, execution and delivery of this Agreement, nor the issuance and delivery of the Notes, will constitute or result in a material default or violation of any law or regulation applicable to the Company or any material agreement or instrument by which it is bound or to which its properties or assets are subject.

5. Representations and Warranties of the Lenders. In connection with the transactions provided for herein, each Lender hereby represents and warrants to the Company that:

5.1. Authorization. This Agreement constitutes the Lender's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific

performance, injunctive relief or other equitable remedies. The Lender represents that it has full power and authority to enter into this Agreement.

5.2. Purchase Entirely for Own Account. The Lender acknowledges that this Agreement is made with the Lender in reliance upon the Lender's representation to the Company that the Note, the Conversion Shares, and any Common Stock issuable upon conversion of the Conversion Shares (collectively, the "**Securities**") will be acquired without a view to the resale or distribution of any part thereof, and that the Lender has no present intention of selling or otherwise distributing the same. By executing this Agreement, the Lender further represents that the Lender does not have any contract, undertaking, agreement or arrangement with any person to sell or transfer to such person or to any third person, with respect to the Securities.

5.3. Disclosure of Information. The Lender acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to acquire the Securities. The Lender further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities.

5.4. Investment Experience. The Lender is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities.

5.5. Restricted Securities. The Lender understands that the Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances. The Lender represents that it is familiar with Securities and Exchange Commission Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Act.

5.6. Crowdfunding. The Lender represents, warrants and covenants that (i) it is, and shall remain, a crowdfunding vehicle that satisfies the requirements of Rule 3a-9 of the Investment Company Act of 1940, as amended, (ii) all investment transactions related this Agreement and the purchase and issuance of Notes, shall take place through an SEC-registered intermediary funding portal, and (iii) it will comply with Regulation Crowdfunding and Section 4(a)(6) of the Act.

5.7. No "Bad Actor" Disqualification. The Lender represents and warrants that neither (i) the Lender nor (ii) any entity that controls the Lender or is under the control of, or under common control with, the Lender, is subject to any of the "bad actor" disqualifications described in Rule 506(d) (1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act ("**Disqualification Events**"), except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Lender represents that the Lender has exercised due inquiry to

determine the accuracy of the representation made by the Lender in this paragraph, and agrees to notify the Company in writing if the Lender becomes aware of any fact that makes, or could reasonably make, the representation given by the Lender hereunder inaccurate.

5.8. Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth above, the Lender further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this **Section 5** and **Section 8.10** and:

a. There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

b. (i) the Lender has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and (ii) if reasonably requested by the Company, the Lender shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in extraordinary circumstances.

5.9. Residence. If the Lender is an individual, then the Lender resides in the state or province identified in the address of such Lender set forth on the Lender's signature page hereto; if the Lender is a partnership, corporation, limited liability company or other entity, then the office or offices of the Lender in which its principal place of business is identified in the address or addresses of the Lender set forth on the Lender's signature page hereto.

5.10. Legends. It is understood that the Securities may bear the following legend:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT."

6. California Corporate Securities Law.

THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100,

25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

7. Defaults and Remedies.

7.1. Events of Default. The following events shall be considered Events of Default with respect to the Notes following, and only upon, the declaration of default by Company Note holders under **Section 7.2**:

a. The Company shall default in the payment of any part of the principal or unpaid accrued interest on the Note for more than 30 days after the Maturity Date or at a date fixed by acceleration or otherwise;

b. The Company shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due, or shall file a voluntary petition for bankruptcy, or shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, law or regulation, or shall file any answer admitting the material allegations of a petition filed against the Company in any such proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of the Company, or of all or any substantial part of the properties of the Company, or the Company or its respective members, managing members and officers shall take any action looking to the dissolution or liquidation of the Company;

c. Within 30 days after the commencement of any proceeding against the Company seeking any bankruptcy reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such proceeding shall not have been dismissed, or within 30 days after the appointment without the consent or acquiescence of the Company of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company, such appointment shall not have been vacated; or

d. The Company shall fail to observe or perform any other obligation to be observed or performed by it under this Agreement or the Notes, within 30 days after written notice from the holders of a Majority to perform or observe the obligation.

7.2. Remedies. Upon the occurrence of an Event of Default under **Section 7.1** hereof, only at the option and upon the declaration of the holders of a Majority, the entire unpaid principal and accrued and unpaid interest on the Notes shall, without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived, be forthwith due and payable, and the holders may, immediately and without expiration of any period of grace, enforce payment of all amounts due and owing under the Notes and exercise any and all other remedies granted to it at law, in equity or otherwise.

8. Miscellaneous.

8.1. Successors and Assigns. Except as otherwise provided herein, the term and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties, provided, however, that the Company may not assign its obligations under this Agreement without the written consent of the holders of a Majority. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

8.2. Governing Law. This Agreement and the Notes shall be governed by and construed under the laws of the State of California as applied to agreements among California residents, made and to be performed entirely within the State of California.

8.3. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.4. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.5. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail if sent during normal business hours of the recipient, if not so confirmed, then on the next business day, (iii) 5 days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) 1 day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this **Section 8.5**):

If to the Company:

Strada Media, Incorporated
4400 W. Riverside Drive, Suite 110-429
Burbank, CA 91505
Email:

With a copy, which shall not constitute notice, to:

Sutton, Pakfar & Courtney LLP
132 S. Rodeo Drive, 4th Floor
Beverly Hills, California 90212
Attention: Keith Sutton

If to the Lender:

At the address shown on the signature pages hereto.

8.6. Finder's Fee. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction, other than as expressly set forth in the Wefunder, Inc. Terms of Service as in effect and publicly available as of the Effective Date (the "**Wefunder Fee**"). The Lender agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability), but excluding the Wefunder Fee, for which the Lender or any of its officers, partners, employees or representatives is responsible. The Company agrees to indemnify and hold harmless the Lender from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability), but excluding the Wefunder Fee, for which the Company or any of its officers, employees or representatives is responsible.

8.7. Expenses. Each party hereto shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

8.8. Entire Agreement; Amendments and Waivers. This Agreement and the Notes and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Any term of this Agreement, or the Notes may be amended and the observance of any term of this Agreement or the Notes may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the holders of a Majority. Any waiver or amendment effected in accordance with this Section shall be binding upon each party to this Agreement and all of the holders of the Notes purchased under this Agreement at the time outstanding and each future holder of the Notes.

8.9. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8.10. "Market Stand-Off" Agreement. Each Lender hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's Initial Public Offering and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock held immediately prior to the effectiveness of the registration statement for such offering, or (ii) enter into any swap or other arrangement that transfers to

another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in **clause (i)** or **(ii)** above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The underwriters in connection with the Company's Initial Public Offering are intended third-party beneficiaries of this **Section 8.10** and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Lender further agrees to execute such agreements as may be reasonably requested by the underwriters in the Company's Initial Public Offering that are consistent with this **Section 8.10** or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Securities of the Lenders (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (ii) prior to the expiration of the 180- day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions imposed by this **Section 8.10** shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Each Lender agrees that a legend reading substantially as follows shall be placed on all certificates representing all Securities of the Lender (and the shares or securities of every other person subject to the restriction contained in this **Section 8.10**:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD AFTER THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE ACT, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SHARES.

8.11. Next Equity Financing Agreements. Each Lender understands and agrees that the conversion of the Notes into Conversion Shares may require the Lender's execution of certain agreements in the form agreed to by investors in the Next Equity Financing relating to the purchase and sale of such securities as well as registration, co-sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities.

8.12. Exculpation. Each Lender acknowledges that it is not relying upon any person, firm, corporation or stockholder, other than the Company and its officers in their capacities as such, in making its investment or decision to invest in the Company.

8.13. Acknowledgement. In order to avoid doubt, it is acknowledged that the Lender shall be entitled to the benefit of all adjustments in the number of shares of Common Stock of the Company issuable upon conversion of the Preferred Stock of the Company or as a result

of any splits, recapitalizations, combinations or other similar transaction affecting the Common Stock or Preferred Stock underlying the Conversion Shares that occur prior to the conversion of the Notes.

8.14. Further Assurance. From time to time, the Company shall execute and deliver to the Lenders such additional documents and shall provide such additional information to the Lenders as the Lenders may reasonably require to carry out the terms of this Agreement and the Notes and any agreements executed in connection herewith or therewith, or to be informed of the financial and business conditions and prospects of the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE].

Financing Amount: $[AMOUNT]

COMPANY:

Strada Media Incorporated

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ______________________

FINANCIER:

[ENTITY NAME]

Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES AT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.

SERIES 1C CONVERTIBLE PROMISSORY NOTE

Los Angeles, California   Date of Issuance

$___________   _____________

FOR VALUE RECEIVED, **Strada Media, Incorporated**, a Delaware company (the "**Company**"), hereby promises to pay to the order of [NAME] (the "**Lender**"), the principal sum of $[AMOUNT] together with interest thereon from the date of this Series 1C Convertible Promissory Note (this "**Note**"). Interest shall accrue at a rate of 8% per annum. Unless earlier converted into Conversion Shares pursuant to **Section 2.2** of that certain Series 1C Note Purchase Agreement dated [INVESTMENT DATE] among the Company and the Lenders party thereto (the "**Purchase Agreement**"), the principal and accrued interest shall be due and payable by the Company on demand by the Lender at any time after the Maturity Date.

This Note is one of a series of Notes issued pursuant to the Purchase Agreement, and capitalized terms not defined herein shall have the meaning set forth in the Purchase Agreement.

1. Payments. All payments of principal and accrued interest under this Note shall be paid on the Maturity Date, unless this Note has converted prior to the Maturity Date, and shall be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Lender may from time to time designate in writing to the Company. Payment shall be credited first to Costs (as defined below), if any, then to accrued interest due and payable and any remainder applied to principal. Prepayment of principal, together with accrued interest, may not be made without the consent of the holders of a Majority. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

2. Conversion of the Note. This Note and any amounts due hereunder shall be convertible into Conversion Shares in accordance with the terms of Section 2.2 of the Purchase Agreement. As promptly as practicable after the conversion of this Note, the Company at its expense shall issue and deliver to the Lender, upon surrender of the Note, a certificate or certificates for the number of full Conversion Shares issuable upon such conversion.

3. Amendments and Waivers; Resolutions of Dispute; Notice. The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice shall require the agreement of the Company and the holders of a Majority.

4. Successors and Assigns. This Note applies to, inures to the benefit of, and binds the successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Note without the written consent of the holders of a Majority. Any transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of this Note to the Company and reissuance of a new note to the transferee. The Lender and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions, and agrees to comply with the foregoing terms and conditions for the benefit of the Company.

5. Officers, not Liable. In no event shall any officer or employee of the Company be liable for any amounts due and payable pursuant to this Note.

6. Expenses. The Company hereby agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys' fees and legal expenses, incurred by the Lender in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by declaration or otherwise ("**Costs**"). The Company agrees that any delay on the part of the Lender in exercising any rights hereunder will not operate as a waiver of such rights. The Lender shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies, and no waiver of any kind shall be valid unless in writing and signed by the party or parties waiving such rights or remedies.

7. Governing Law. This Note shall be governed by and construed under the laws of the State of California as applied to other instruments made by California residents to be performed entirely within the State of California. Notwithstanding any provision of this Note to the contrary, this Note shall be (to the extent necessary to satisfy the requirements of Section 22062(b)(3)(D) of the California Financial Code) subject to the implied covenant of good faith and fair dealing arising under Section 1655 of the California Civil Code.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE].

Financing Amount: $[AMOUNT]

COMPANY:

Strada Media Incorporated

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

FINANCIER:

[ENTITY NAME]

Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited